United States securities and exchange commission logo





                            February 2, 2023

       Kevin Nazemi
       Chief Executive Officer
       Digital Transformation Opportunities Corp.
       10207 Clematis Court
       Los Angeles, California 90077

                                                        Re: Digital
Transformation Opportunities Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed January 6,
2023
                                                            File No. 001-40177

       Dear Kevin Nazemi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed January 6, 2023

       Summary Term Sheet, page 2

   1. We note your disclosure on pages 4 and 14 relating to the expected ownership percentages in the combined company
of DTOC   s public stockholders, the Sponsor and other Initial
                                                        Stockholders, the PIPE
investors and AON equityholders. To the extent applicable,
                                                        disclose the total
expected ownership of the Sponsor following the transaction, inclusive of any investments the
Sponsor plans to make through the financing transactions, such as the PIPE investment.
 Kevin Nazemi
FirstName  LastNameKevin   Nazemi Corp.
Digital Transformation Opportunities
Comapany2,NameDigital
February    2023        Transformation Opportunities Corp.
February
Page 2 2, 2023 Page 2
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Q: What are the specific Proposals on which I am being asked to vote at the Special Meeting?, page 12

2. Revise to clarify that the proposal for the election of directors who will be the directors of the combined company after the business combination is a proposal that can only be approved by the holders of DTOC Class B common stock, and explain that the Sponsor and other Initial Stockholders hold such shares.
Questions and Answers about the Proposals for our stockholders and the Special Meeting, page
12

3. Please revise your disclosure in this section and elsewhere in the prospectus as appropriate to highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Q: What equity stake will current stockholders of DTOC, PIPE Investors, and AON hold in us after the Closing?, page 14

4.       Please disclose the Sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities.
5. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including at least one interim redemption level.
6. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Q: If I am a holder of warrants, can I exercise redemption rights with respect to my warrants?, page 18

7. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
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FirstName  LastNameKevin   Nazemi Corp.
Digital Transformation Opportunities
Comapany2,NameDigital
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Summary of the Proxy Statement, page 25

8. Please revise to expand your descriptions of DTOC and AON in this section. Please expand your disclosure to discuss the types of products and services AON provides and how it generates revenue. Please also balance your disclosure to include equally prominent disclosure of the limitations and challenges you face in implementing your business strategy, including but not limited to, your net income
(loss) for the year ended
         December 31, 2021 and your dependence on a limited number of payors. Please also disclose that the audit opinion for DTOC includes a paragraph related to substantial doubt about the ability of DTOC to continue as a going concern.
9. We refer to your organizational structure chart of New AON following the consummation of the business combination on page 32. Please revise include the variable interest entities, American Oncology Partners, P.A. and American Partners of Maryland, P.A., as
         well as American Oncology Management Company, LLC, the primary beneficiary, as identified on page 158. Please also revise to indicate the entity that owns the equity in each depicted entity. In the revised presentation, please highlight that these entities are variable interest entities.
Interests of DTOC Directors and Officers and Others in the Business Combination, page 43

10. Please revise your disclosure to include the current value of out-of-pocket expenses for
         which the Sponsor and DTOC   s officers and directors and their
affiliates are awaiting
         reimbursement.
11. We note your disclosure that the Sponsor and each of the members of the DTOC Board and executive management team have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of DTOC common stock held by them. Please describe here and elsewhere in the prospectus any consideration provided in exchange for this agreement. Please also revise your disclosure summarizing the background of the business combination to discuss the negotiation of this agreement.
12. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
13.      We note your disclosure on page 121 that DTOC   s current charter
waives the corporate
         opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target here and elsewhere in the proxy statement.
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FirstName  LastNameKevin   Nazemi Corp.
Digital Transformation Opportunities
Comapany2,NameDigital
February    2023        Transformation Opportunities Corp.
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DTOC's Sponsor and certain of its directors and officers have potential conflicts of interest..., page 76

14. Please revise to highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
         Please also clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
Risks Related to DTOC and the Business Combination, page 76

15. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
We may be required to call another special meeting of its stockholders to request an amendment..., page 84

16. Please update your disclosure here to clarify that the Sponsor has elected to exercise, in its sole discretion, the extension option to extend the combination period to complete an initial business combination to June 30, 2023 and describe the loan from the Sponsor relating to the additional extension period.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 98

17. We reference in Note (i) that you are currently evaluating the accounting treatment related to the noncontrolling interest and that it is subject to change based on final agreements.
         Please revise to disclose how the accounting treatment could change. Unaudited Pro Forma Condensed Combined Statement of Operations, page 99

18. Please show us how the pro forma adjustments for income tax expense (benefit) in
         Notes 3.(cc) and 4.(hh) were determined.
Unaudited Pro Forma Condensed Combined Statement of Operations, page 100

19. Please explain to us the source of the transaction expenses attributed to AON and tax expense attributed to AON in Note 4.(ii).
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 5. Earnings per Share Information, page 105

20. Explain to us how you calculated net income per share attributable to Class A common
         stockholders     Diluted of .14 and .26 for the Nine Months Ended
September 30, 2022.
         The amounts based on the diluted weighted average common shares outstanding appears
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FirstName  LastNameKevin   Nazemi Corp.
Digital Transformation Opportunities
Comapany2,NameDigital
February    2023        Transformation Opportunities Corp.
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         to be .12 and .20.
Information about American Oncology Network, LLC, page 130

21. You disclose that AON does not direct or have control over the medical and clinical decisions of the Network Practices. We also note your references to a physician advisory board on pages 130 and 144. If material, please include disclosure that describes the role or function of your physician advisory board, whether there are any rules of procedures governing this board, as well as how the physician advisors are selected and compensated.
Market Overview, page 131

22. We note your reference to a $177 billion oncology care market that is expected to grow to
         $314 billion by 2026. Please specify the portion of this amount that represents the type of services AON provides to its customers.
Our Network Physician Practices, page 131

23. We note your disclosure that you operate your physician practices through management services agreements between American Oncology Management Company, LLC and its variable interest entities, American Oncology Partners, P.A. and American Partners of
         Maryland, P.A. Please expand your disclosure of the material terms of such agreements, including but not limited to, the terms and management fees.
Our Value Proposition, page 132

24.      We note your disclosure relating to AON   s    leading    clinical
reputation on page 132, that
         AON is "one of the only true national oncology platforms" on page 143 and that AON provides "first-class" cancer care on page 130. Please revise here and elsewhere in the prospectus to clarify your basis for these claims and any other statements of leadership.
Competition, page 135

25.      We refer to your disclosure on page 130 that AON offers an
innovative model    of
         physician-led community-based oncology management that incorporates features, such as diagnostics, specialty pharmacies and clinical laboratories onsite across its Network
         Practices. Please disclose whether any of your competitors, such as US Oncology
         Network, Inc. and OneOncology, Inc., also offer similar features for their oncology physician practices.
Government Regulation, page 135

26.      We note your disclosure that AON   s platform operates in 71 locations
across sixteen
         states. We also refer to your disclosure on page 136 related to state regulations that prohibit direct or indirect payments to, or entering into fee-splitting arrangements with, physicians and that AON has structured its arrangements to comply with relevant state law. Please expand your disclosure, where applicable, to identify the states in which you
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FirstName  LastNameKevin   Nazemi Corp.
Digital Transformation Opportunities
Comapany2,NameDigital
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         generate material revenue and discuss how the state laws in these jurisdictions apply to your business, including your corporate structure and contractual arrangements.
Payor Relationships, page 135

27.      You disclose on page 135 that AON   s operations are dependent on a
concentrated number
         of payers with whom its Network Practices have entered into long-term contracts, including Anthem and United Healthcare. Please revise to provide a brief description of the material terms of such long-term contracts.
Information about American Oncology Network LLC
Employees and Human Capital Resources, page 140

28. Please revise to separately disclose the number of employees of the Company and of the managed practices. Clarify whether the physicians and advanced practice providers are employees of the managed practices.
AON Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Adjusted EBITDA for recent comparative periods is presented as follows, page 152

29. Explain to us the nature of the non-GAAP adjustments to adjusted EBITDA of operational transformation expenses and insourcing transition expenses and why you believe these adjustments are not costs incurred in the ordinary course of your business. Refer to the guidance in Item 10(e)(1)(ii)(b) of Regulation S-K and Question 100.01 of the
         Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
Professional Liability, page 160

30. Please revise to clarify whether the managed practices including the physicians and advanced practice providers also maintain separate professional malpractice insurance.
Security Ownership of Certain Beneficial Owners and Management, page 166

31. Please revise to identify the natural persons who are the beneficial owners of the shares held by Digital Transformation Sponsor LLC, as well as the address of each such natural person.
Management of New AON after the Business Combination, page 169

32. Please revise to disclose the specific experience, skills, qualifications and attributes of each director nominee that led you to the conclusion that each such director should serve as one of the directors of the combined company.
The Business Combination and the Business Combination Agreement, page 173

33. We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning
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FirstName  LastNameKevin   Nazemi Corp.
Digital Transformation Opportunities
Comapany2,NameDigital
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         funds to redeeming stockholders. We also refer to your disclosure on page 181 that
         DTOC and AON have committed to cooperate with each other to obtain subscriptions from investors in connection with the PIPE Investment. Please clarify the current status of discussions and negotiations regarding the contemplated PIPE Investment. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders, as applicable. To the extent that negotiation and marketing processes for a PIPE are ongoing, please disclose material details of those processes, including who selected the potential PIPE investors, the relationships the PIPE investors have to DTOC, the Sponsor, AON and their affiliates, and the placement agent and how the terms of the PIPE transaction were determined, as applicable.
34. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business
         combination. Disclose if the SPAC   s Sponsor, directors, officers or
their affiliates will
         participate in the private placement.
Background of the Business Combination, page 189

35. We note your disclosure on page 190 that DTOC delivered letters of intent to nine potential business combination targets, other than AON. Please expand your disclosure of these nine potential business combination targets the DTOC Board considered and discuss
         the Board   s reasons in reaching its conclusion not to pursue each of the potential business
         combination target.
36. Please identify the individuals and/or parties who participated in the meetings and discussion described throughout this section. By way of example only, please identify the representatives of DTOC and AON and their advisors. We also refer to your disclosure on page 191 that DTOC representatives were introduced to AON by an investment bank that DTOC had requested to identify and make introductions to potential high growth targets in the healthcare services industries. Please revise your disclosure to identify this investment bank and any other financial advisors that provided additional services to
         DTOC in connection with the transaction, such as for a private placement and related fees, and whether such fees are conditioned on the completion of the transaction.
37. Please revise your disclosure in this section to describe how the DTOC Board arrived at a valuation of $300 million for AON. Please address in your revisions the methodology employed in reaching the valuation. We note your disclosure that DTOC presented an analysis of the valuation of AON based on comparable valuations of publicly traded companies. Please revise to explain the extent to which the DTOC Board considered such analysis in reaching the valuation and if material, discuss the analysis, its conclusions and underlying assumptions. Additionally, we note your disclosure that DTOC sent an initial draft letter of intent to AON in which it proposed the terms of a business combination.
         Please revise to clarify how the transaction structure and consideration evolved during the negotiations, including the proposals and counter-proposals made during the course of the
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FirstName  LastNameKevin   Nazemi Corp.
Digital Transformation Opportunities
Comapany2,NameDigital
February    2023        Transformation Opportunities Corp.
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         negotiations with respect to the material terms of the merger, including changes to the
         AON enterprise valuation, the termination provision and cap on transaction expenses.
38. We note that on May 13, 2022, representatives of DTOC delivered to AON a slide deck indicating preliminary terms, with a valuation based on certain analyses. Please disclose the selection criteria for comparable valuations of publicly traded peer companies referenced on page 191, how the criteria was chosen, and whether any companies meeting the selection criteria were excluded from the analysis. Disclose the multiples for each company in the analysis, as well as the financial data used to derive such multiples, and explain how DTOC applied the analysis to determine the valuation for
AON.
39. We note your references that the initial drafts of the Business Combination Agreement did not contemplate an Up-C structure, and that the Up-C transaction structure was introduced during the negotiations. Revise your disclosures to clearly discuss the evolution of the proposed transaction structure, and expand your discussion to further explain why the parties agreed to an Up-C structure, including negotiations regarding the tax aspects of the structure. In this regard, briefly explain how the UP-C structure and reorganization transactions achieves the tax benefits that is intended. If material, also disclose at an appropriate section the attendant risks associated with an Up-C structure.
Recommendation of the DTOC Board and Reasons for the Business Combination, page 194

40. We note the disclosure on page 195 that the DTOC Board also considered factors such as
         AON   s outlook, financial plan and capital structure in recommending the initial business
         combination with AON. Revise to disclose the outlook, financial plan and capital structure that DTOC Board considered in making its determination. In this regard, please revise to disclose all the material factors and analyses, along with any related assumptions, considered by the Board.
Interests of DTOC Directors and Officers and Others in the Business Combination, page 199

41. We note disclosure here that at any time prior to the special meeting, the Sponsor,
         DTOC   s officers and directors, AON or AON stockholders and/or their respective
         affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of DTOC common stock. You further state that the purpose of the share purchases could be to vote in favor of the business combination. Please provide your analysis on how such purchases comply with Rule 14e-5.
Certain Material U.S. Federal Income Tax Considerations, page 207

42. Please revise to include a tax opinion covering the material tax consequences of the redemption and state that the disclosure in this section represents the opinion of counsel.
         Please also remove language stating that    generally    certain tax
consequences will apply
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FirstName  LastNameKevin   Nazemi Corp.
Digital Transformation Opportunities
Comapany2,NameDigital
February    2023        Transformation Opportunities Corp.
February
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         or assuming certain consequences. For further guidance, see Staff Legal Bulletin No. 19.
Consolidated Financial Statements of American Oncology Network, LLC
Note 1. Basis of Presentation , page F-48

43. We note your reference to voting interest entity or a VIE on pages F-48 and F-74. If you are referring to variable interest entity please correct the disclosure.
Note 2. Revenue Recognition, page F-49

44. Please explain to us your consideration of the disaggregated revenue disclosure requirements of ASC 606-10-50-5 to 7. For example, we note from page 146 that patient service revenue is from several sources, including (i) commercial insurers; (ii) pharmacy benefit managers; (iii) the federal government under the Medicare program administered by the Centers for Medicare and Medicaid Services; (iv) state governments under
         Medicaid and other programs, including managed Medicare and Medicaid; and (v)
         individual patients.
45. Revise to disclose your system and estimation process for recording Medicare net patient service revenue and estimated recoupments discussed on page F-50.
Note 2. Professional Liability, page F-54

46. Revise to clarify the meaning of the disclosure that you maintain an insurance policy for exposure to professional malpractice insurance risk beyond selected retention levels.
Note 11. Income Taxes, page F-64

47. Please revise MD&A or the financial statements to explain the significant variances in the effective tax rate each period, including the significant change in state taxes, nontaxable passthrough LLC income and the increase in valuation allowance.
Note 16. Earnings (Loss) Per Unit, page F-67

48. Please revise to disclose how you determined the allocation of undistributed net income
         (loss) each period.
Unaudited Condensed Consolidated Financial Statements of American Oncology Network, LLC
Note 4. Business Acquisitions, page F-79

49. We note from page F-74 that you acquired 6 physician practices during the nine months ended September 30, 2022. Please explain to us how you determined that the disclosures of ASC 805 were not material.
General

50. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, please revise
 Kevin Nazemi
Digital Transformation Opportunities Corp.
February 2, 2023
Page 10
      your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Loan Lauren Nguyen at 202-551-3642 with any other questions.



                                                            Sincerely,

FirstName LastNameKevin Nazemi                        Division of Corporation
Finance
                                                      Office of Industrial
Applications and
Comapany NameDigital Transformation Opportunities Corp.
                                                      Services
February 2, 2023 Page 10
cc:       David Hernand, Esq.
FirstName LastName